UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

Securities Exchange Act of 1934
Rel. No. 65026 / August 3, 2011

Admin. Proc. File No. 3-14359

In the Matter of

MAGNUM D'OR RESOURCES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Magnum D'Or Resources, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final decision of the Commission with respect to Magnum D'Or Resources, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of Magnum D'Or Resources, Inc., is revoked.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

1/   17 C.F.R. § 201.360(d).

2/   Magnum D'Or Resources, Inc., Initial Decision Rel. No. 421 (July 8, 2011), ___ SEC Docket ___.

INITIAL DECISION RELEASE NO.421
ADMINISTRATIVE PROCEEDING
File No. 3-14359

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION
MAGNUM D'OR RESOURCES, INC.	:	July 8, 2011
	:	

APPEARANCES: Christine Nestor for the Division of Enforcement, Securities and Exchange Commission

Stephen A. Zrenda, Jr., for Magnum D'Or Resources, Inc.

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Magnum D'Or Resources, Inc. (Magnum or Respondent). The revocation is based on Magnum's failure to file required periodic reports with the Securities and Exchange Commission (Commission or SEC). Magnum concedes its filings are delinquent and has not represented that it plans to return to compliance.

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on April 29, 2011. On May 23, 2011, Magnum filed its Answer. On June 7, 2011, the Division of Enforcement (Division) filed a Motion for Summary Disposition and Brief in Support (Motion). See 17 C.F.R. § 201.250(a). Magnum filed a Response of Respondent to the Division of Enforcement's Motion For Summary Disposition and Brief in Support (Response).[1] The Division filed a Reply on Its Motion For Summary Disposition (Reply).

This Initial Decision is based on Magnum's Answer to the OIP, the Division's Motion, Magnum's Response, the Division's Reply, and the Commission's public official records

[1] Magnum did not file a cross-motion for summary disposition.

concerning Magnum, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. The facts in Magnum's pleadings have been taken as true, except as modified by stipulations or admissions made by Magnum, by uncontested affidavits, or by facts officially noted. See 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. Allegations and Arguments of the Parties

The OIP alleges that Magnum's securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that Magnum is delinquent in its periodic filings with the Commission, having repeatedly failed to file timely periodic reports. The Division requests the revocation of the registration of Magnum's securities.

Magnum concedes that it failed to file its recent periodic reports, and claims it did so because it lacked the funds to retain accountants and legal counsel. Answer at 1-2. Magnum requests that instead of permanent revocation, the Commission merely suspend the registration of Magnum's securities for twelve months. Response at 1. The Division notes that Magnum provided no justification for its request nor does it make any assurances as to its ability or efforts to remedy its filing deficiency. Reply at 1-2.

II. FINDINGS OF FACT

Magnum is a Nevada corporation headquartered in Hudson, Colorado, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Answer at 1. Magnum's common stock (ticker "MDOR") is quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group, Inc. Id. The Commission's public official records contained in EDGAR show that Magnum filed its last annual report on Form 10-K for the year ended September 30, 2009, on January 13, 2010, and its last Form 10-Q for the three months ended December 31, 2009, on February 16, 2010. Since then, Magnum has not submitted its required periodic filings, which includes four[2] 10-Qs and one 10-K. See 17 C.F.R. §201.323.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885. Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). It is undisputed that Magnum failed to file its required

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[2] Including one for the period ended March 31, 2011.

periodic reports for any period after the quarter ended December 31, 2009. Accordingly, Magnum violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

IV. SANCTION

The only issue presented is whether to permanently revoke the registration of Magnum's securities or to suspend the registration for twelve months or more.

In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Magnum's violations are serious in that failure to file periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound decisions. Gateway, at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Congress extended the reporting requirements even to companies that are "relatively unknown and insubstantial." Id. (quoting legislative history).

Magnum's violations are egregious and recurrent. The Commission has found reporting violations for durations similar to Magnum's to be egregious and recurrent. Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 S.E.C. Docket 13488, 13495 (respondent failed to file seven required periodic reports due over a two-year period); Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to file eight filings over an eighteen-month period considered recurrent). Because of the central importance of Section 13(a)'s reporting requirements, and Magnum's repeated failure to file its five most recent periodic reports, Magnum's violations are egregious and recurrent.

Magnum is culpable for failing to file its periodic reports. Scienter is not required to establish an issuer's liability under Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Nature's Sunshine Products, Inc., 95 S.E.C. Docket at 13494. Nevertheless, by referencing its lack of funds to pay for an accountant, Magnum implicitly conceded, and certainly never denied, knowledge of the filing requirement. Additionally, Magnum's lack of resources does not mitigate its violations.[3]

Finally, Magnum has not described any efforts to remedy its past violations nor has it assured future compliance. Magnum, and its counsel, had multiple opportunities – in submissions and at the prehearing conference – to articulate its efforts to remedy its delinquent filings as well as to assure its future compliance. Yet Magnum's only substantive response was one sentence describing its lack of funds and another sentence requesting suspension instead of permanent revocation. Without more, the only reasonable conclusion is that Magnum will not remedy its past violations nor will it comply with its filing requirements in the future. Indeed, Magnum's admitted lack of funds further reinforces this conclusion.

In sum, because of Magnum's failure to file its required periodic reports since early 2010, the investing public does not have access to Magnum's complete past and current financial information, and there is no indication that Magnum will cure these deficiencies. Thus, a suspension of registration for a period of twelve months, as requested by Magnum, is not an appropriate disposition.[4] Rather, revocation of the registration of Magnum's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

V. ORDER

The Division's Motion is GRANTED and IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of Magnum d'Or Resources, Inc. IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

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[3] See Diatect Int'l. Corp., Initial Decision Release No. 344 (Jan. 30, 2008), 92 SEC Docket 1479, 1483.

[4] Compare e-Smart Techs., Inc., Release No. 50514 (Oct. 12, 2004), 83 SEC Docket 3586. In that case, the Commission stated that a company's "subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors'" within the meaning of Section 12(j) of the Exchange Act. Id. at 3592. Here, there are no subsequent filings of periodic reports, and the investing public still does not have access to Magnum's most current financial information.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Cameron Elliot
Administrative Law Judge

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